September 27, 2010

Mr. Larry Spirgel,

Assistant Director,

Mail Stop 3720,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549,

United States of America.

Re:	China Telecom Corporation Limited

Annual Report on Form 20-F for the Fiscal Year ended

December 31, 2009 (File No. 001-31517)

Dear Mr. Spirgel:

This is in response to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”), dated September 13, 2010, relating to the annual report on Form 20-F of China Telecom Corporation Limited (the “Company”) for the fiscal year ended December 31, 2009 (the “ 2009 Form 20-F”). The Company is submitting this letter as “correspondence” via EDGAR.

For your convenience, the Company has included the Staff’s comments in this response letter in italicized form and keyed its responses accordingly. The Company’s responses to the Staff’s comments are as follows. The page numbers in the responses, unless otherwise indicated, refer to the page numbers of the 2009 Form 20-F.

Item 5. Operating and Financial Review and Prospects, page 44 Trend Information, page 58

1.	We note that selling, general and administrative costs increased by approximately 47.3% in 2009 in comparison to 2008 due primarily to increased expenditure in mobile services. We further note your comment on page 8 that mobile service related promotional plans increase your expenses and may adversely affect your profitability, your financial condition and your operational results. Under the “Trend Information” section of Item 5, please revise your disclosure to discuss whether you expect increased costs associated with mobile services to continue. Please specifically address how you expect competition in the mobile services segment to influence your selling general and administrative costs.

Mr. Spirgel	- 2 -

The Company respectfully advises the Staff that its selling, general and administrative expenses increased by 47.3% in 2009 compared to 2008 due primarily to the fact that the Company commenced offering mobile services in October 2008 and thus such expenses in 2008 reflected only those in relation to the mobile services incurred from October through December 2008, while such expenses in 2009 reflected those in relation to the mobile services incurred throughout the full year 2009. In addition, in order to develop the mobile services, the related selling expenses, consisting mainly of expenses relating to handset subsidies and the development of sales channels, increased in 2009.

In light of market competition, the Company expects that the expansion of its mobile services will require continuous significant spending on promotions and other marketing efforts, which may cause its overall selling, general and administrative expenses to further increase in absolute dollar amount in future periods. However, the Company will continue to proactively control the relevant expenditures taking into account the Company’s overall growth.

In response to the Staff’s comment, the Company will include discussion of such trend information in the relevant disclosure in the annual report on Form 20-F of the Company for the fiscal year ending December 31, 2010 (the “ 2010 Form 20-F”).

Item 6. Directors, Senior Management and Employees, page 59 Compensation, page 64

2.	We note that discretionary bonuses constitute a significant component of director and supervisor compensation. Please provide a brief description of your bonus plan and the basis upon which such persons participate in the plan. See Item 6(B)(1) of Form 20-F.

(a)	Discretionary Bonuses for Executive Directors

The compensation of the Company’s executive directors is determined pursuant to a director compensation plan (the “Compensation Plan”) approved and adopted by the Company’s remuneration committee and board of directors in 2008. Specifically, under the Compensation Plan, the amounts of discretionary bonuses payable to executive directors are determined based on the achievement of certain performance targets by using the following formula:

Amount of discretionary bonus = base amount x performance multiples

Mr. Spirgel	- 3 -

Performance multiples are determined with reference to certain financial indicators, mainly including the Company’s return on net assets and annual profit. The amounts of discretionary bonuses are reviewed and determined annually, based on the foregoing financial indicators of the preceding year. Independent directors and non-executive directors do not receive any discretionary bonus from the Company.

(b)	Discretionary Bonuses for Employee Supervisors

All of the Company’s supervisors other than the independent supervisor are also employees of the Company. Such employee supervisors are entitled to receiving discretionary bonuses under the Company’s compensation policies that are generally applicable to all employees. The amounts of such discretionary bonuses are determined with reference to the performance of the department in which an employee serves as well as his or her individual performance. The amounts of discretionary bonuses are reviewed and determined annually, based on the review of performance in the preceding year. The independent supervisor does not receive any discretionary bonus from the Company.

In response to the Staff’s comment, the Company will include the foregoing information in the relevant disclosure in the 2010 Form 20-F.

* * *

In connection with the responses to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Spirgel	- 4 -

Should you have any questions or wish to discuss the foregoing, please contact Jian Liang, Director of Secretary Division, Office of Board of Directors , by telephone at (+86-10) 5850-1503, by fax at (+86-10) 5850-1504 or by email at liangj@chinatelecom.com.cn.

Very truly yours,

/s/ WU Andi
WU Andi
Chief Financial Officer

cc:	Jonathan Groff

(Securities and Exchange Commission)

Jian Liang

Yu Yao

(China Telecom Corporation Limited)

Chun Wei

Liu Fang

Ching-Yang Lin

(Sullivan & Cromwell LLP)